SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO FLY FROM BERLIN (TEGEL) & DUSSELDORF FOR THE FIRST TIME

4 NEW GERMAN ROUTES TO MALLORCA ANNOUNCED FOR SUMMER '18

Ryanair, Europe's No.1 airline, today (26 Feb) announced that it will operate from two new airports Berlin (Tegel) and Dusseldorf for the first time this summer. With two new based aircraft at Palma de Mallorca airport, four new German peak summer routes (June to August) have been announced from Berlin (Tegel), Dusseldorf, Nuremberg and Stuttgart as well as extra flights from Cologne and Dortmund to Palma.

These new routes offer German customers more routes and flights to Mallorca which are on sale from today on the Ryanair.com website.

Ryanair's German S18 schedule will now include:

●
4 new routes to Mallorca from:          Dusseldorf (daily), Berlin (6wkly)
                                                            Nuremberg (4 wkly) & Stuttgart (3 wkly)
●
More flights to Mallorca from: Cologne (13 wkly) & Dortmund (5 wkly)

German consumers and visitors can book their summer holidays at even lower fares, and enjoy Ryanair's 2018
"Always Getting Better" improvements including:

●
Price Promise - find a cheaper fare and we'll refund the difference + €5 to your My Ryanair account
●
Punctuality Promise - we aim to deliver 90% of flights on time
●
Lower checked-in bag fees (€25), bigger bag allowance (20kg)
●
Connecting flights at Rome, Milan & Porto with more airports to follow
●
Ryanair Rooms with "10% back" Travel Credit

Ryanair's David O'Brien said:

"Ryanair is pleased to announce two new German airports on its S18 network with new Palma de Mallorca flights from Berlin (Tegel) and Dusseldorf. More German customers can now book their summer flights to Mallorca with new routes also operating from Nuremburg and Stuttgart. These new routes and extra flights will operate from June to August and are on sale from today on Ryanair.com.

To celebrate our two new airports and our summer expansion in Germany, we are releasing seats for sale on these new routes from just €29.99, which are available for booking from today for travel from June to August. Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

For further information
please contact:
Louise Creedon
Piaras Kelly
              Ryanair DAC
              Edelman Ireland
                                                          Tel: +353-1-9451949                                      Tel: +353-1-6789333
                                                          press@ryanair.com                                         ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 February, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary